July 6, 2012

VIA EDGAR FILING

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	HATTERAS VC CO-INVESTMENT FUND II, LLC File No. 811-22251

Dear Sir or Madam:

On behalf of Hatteras VC Co-Investment Fund II, LLC (the “VC II Fund”), attached for filing pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), are the following documents:

1.	A copy of the Joint Fidelity Bond among Hatteras Investment Partners, LLC, Hatteras Investment Management, LLC, Hatteras Capital Investment Management, LLC, Hatteras Capital Investment Partners, LLC, Hatteras Master Fund, L.P. (the “Master Fund”), Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P., Hatteras Core Alternatives TEI Institutional Fund, L.P. (collectively, the “Feeder Funds”), Hatteras VC Co-Investment Fund II, LLC (the “VC II Fund”), Hatteras Global Private Equity Partners Institutional, LLC (the “GPEP Fund”), Hatteras GPEP Fund II, LLC (the “GPEP Fund II”), Hatteras Sector Select Institutional Fund and the Hatteras Sector Select Fund (the “ Sector Select Funds” and together with the Master Fund, the Feeder Funds, the VC II Fund, the GPEP Fund, and the GPEP Fund II, the “Funds”) and any riders thereto; and

2.	A copy of the resolutions, attached hereto as Appendix A, adopted at the May 24, 2012 meetings of the Boards of Directors of the Master Fund and Feeder Funds, Board of Managers of the VC II Fund, Board of Managers of the GPEP Fund, Board of Managers of the GPEP Fund II, and the Boards of Trustees of the Sector Select Funds, at which a majority of the Directors, Managers, or Trustees (as applicable) who are not “interested persons” of the Funds as defined by Section 2(a)(19) of the Act ratified the amount, type, form and coverage of the Joint Fidelity Bond; and

3.	A copy of the Joint Insured Agreement as approved by the Boards of Directors, Managers, or Trustees (as applicable) on February 23, 2012 pursuant to paragraph (f) under the Rule.

If the VC II Fund had not been named as a co-insured under the Joint Insured Agreement, the VC II Fund would have maintained a single insured fidelity bond in the amount of $200,000 as required under paragraph (d) of the Rule.

The annual premium of $12,075 was paid for the period commencing May 1, 2012 and ending May 1, 2013. The VC II Fund paid $76.00 of the premium. This premium allocation was based on the relative asset size of each of the Funds pursuant to paragraph 2 of the Joint Insured Agreement.

Feel free to contact me at (414) 299-2142 should you have any questions.

Very truly yours,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt

AVP Fund Administration

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